August 27, 2025

Charles Merdian
Chief Financial Officer
LGI Homes, Inc.
1450 Lake Robbins Drive, Suite 430
The Woodlands, Texas 77380

       Re: LGI Homes, Inc.
           Form 10-K for the year ended December 31, 2024
           Filed on February 26, 2025
           Form 8-K filed on February 25, 2025
           File No. 001-36126
Dear Charles Merdian:

       We have reviewed your filings and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 8-K filed on February 25, 2025
Balance Sheet Highlights, page 2

1. We note that you present, net debt to capitalization of 41.2%. Please reconcile net debt to the appropriate GAAP figure. In addition, ensure that you present for each applicable period a ratio calculated using the most directly comparable GAAP measures. See Item 10(e)(1)(i)(A) and (B) of Regulation S-K and Question
102.10 of
       the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.
Full Year 2025 Outlook, page 2

2. We note that you disclose full year 2025 guidance for the non-GAAP measure,
       Adjusted Gross Margin percentage, without providing a reconciliation to the most directly related GAAP measure. In future filings, please include such reconciliation or, alternatively, provide a statement that the information could not be presented without unreasonable efforts under Item 10(e)(1)(i)(B) of Regulation S-K. Refer also to Questions 102.10 of the C&DIs for Non-GAAP Financial Measures.
 August 27, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-
3856 if you have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction